# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perfect Moment Ltd., CIK 0001849221
CUSIP: 713715100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 244 FIFTH AVENUE, SUITE 1219, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 04/02/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-25-007607
Filed by CIK 0002002060

## Reporting persons
- Reeve Benaron: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,851,995; shared voting power 0; sole dispositive power 4,851,995; shared dispositive power 0; aggregate amount beneficially owned 4,851,995 (24.56% of the class)
  Comment: Aggregate Amount Beneficially Owned includes 3,990,000 shares of common stock held directly by Kahala19 LLC and 861,995 shares of common stock issuable upon conversion the Series AA Preferred Stock (the "Preferred Shares"). Reeve Benaron has sole voting and dispositive power over all securities of Issuer reported herein but disclaims beneficial ownership of such securities except to the extent of his pecuniary interest, if any, therein. Percent of class is based on approximately 19,756,745 shares of Common Stock of Perfect Moment Ltd. ("Issuer") deemed outstanding that includes (i) 18,894,750 shares outstanding as of April 2, 2025 and (ii). 861,995 shares of common stock issuable on conversion of the Preferred Shares held by Kahala19 LLC.
- Kahala19 LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,851,995 (24.56% of the class)
  Comment: Kahala19 LLC ("Kahala19") directly holds 3,990,000 shares of common stock and 172,399 Preferred Shares. The Preferred Shares have no expiration date and are convertible, at holder's option, at any time without payment of additional consideration into 861,995 shares of common stock. Issuer has the right to force automatic conversion of the Preferred Shares after the date which is 6 months after the Original Issue Date if the Closing Sales Price of the common shares equals or exceeds 200% of the Original Issue Price and the average trading volume exceeds 200,000 shares for at least 20 trading days in accord with the Certificate of Designations filed with the Delaware Secretary of State on March 28, 2025. Percent of class is based on 19,756,745 shares of common stock of Issuer deemed outstanding that includes (i) 18,894,750 shares of common stock outstanding as of April 2, 2025 and (ii) 861,995 shares of common stock issuable on conversion of the Preferred Shares held by Kahala19 LLC.
- Vantage 19 LLC: type of reporting person: other (OO); citizenship or place of organization: Indiana (IN); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,851,995 (24.56% of the class)
  Comment: Vantage19 LLC is the manager of Kahala19 ("Manager") and therefore, may be deemed to beneficially own the securities of Issuer held by Kahala19. Kahala19 directly holds 3,990,000 shares of common stock and 172,399 Preferred Shares convertible, at holder's option, at any time without payment of additional consideration into 861,995 shares of common stock of the Issuer. Issuer has the right to force automatic conversion of the Preferred Shares after the date which is 6 months after the Original Issue Date if the Closing Sales Price of the common shares equals or exceeds 200% of the Original Issue Price and the average trading volume exceeds 200,000 shares for at least 20 trading days in accord with the Certificate of Designations filed with the Delaware Secretary of State on March 28, 2025. Manager has vested sole management authority and power in Reeve Benaron. Percent of class is based on 19,756,745 shares of Common Stock of Issuer deemed outstanding that includes (i) 18,894,750 shares of common stock outstanding as of April 2, 2025 and (ii) 861,995 shares of common stock issuable on conversion of the Preferred Shares.

## Item 1. Issuer
Name of issuer: Perfect Moment Ltd.
Address of issuer's principal executive offices: 244 Fifth Avenue, Suite 1219, New York, NY 10001

## Item 2. Person Filing
Name of person filing:
Reeve Benaron,
Kahala19 LLC,
Vantage19 LLC
Address of principal business office or, if none, residence:
Reeve Benaron, 11550 N Meridian St, Suite 125, Carmel, IN, 46032
Kahala19 LLC, 11550 N Meridian Street, Suite 125, Carmel, IN 46032
Vantage19 LLC, 11550 N Meridian St, Suite 125, Carmel, IN, 46032
Citizenship: Reeve Benaron is a U.S. citizen. Kahala19 LLC is a Wyoming limited liability company. Vantage19 LLC is an Indiana limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Reporting Persons' ownership of the Issuer's securities consists of 3,990,000 shares of common stock and 172,399 Preferred Shares convertible into 861,995 shares of common stock of the Issuer.
Percent of class: The information required by this Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of each Reporting Person's cover page is based upon 19,756,745 shares of Common Stock deemed outstanding that includes (i) 18,894,750 shares outstanding as of April 2, 2025 and (ii) 861,995 shares of common stock issuable on conversion of the Preferred Shares held by Kahala19 LLC.
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row (5) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row (6) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row (7) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row (8) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Reeve Benaron: /s/ Reeve Benaron, Reeve Benaron (04/21/2025)
- Kahala19 LLC: /s/ Reeve Benaron, Reeve Benaron, Attorney-in-Fact for Kahala19 LLC (04/21/2025)
- Vantage 19 LLC: /s/ Reeve Benaron, Reeve Benaron, Attorney-in-Fact for Vantage19 LLC, Manager of Kahala19 LLC (04/21/2025)